UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number: 0-29031


                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X      Form 40-F
                   -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes               No  X
             -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------

INDEX
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Item
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1.   Board of  Directors  approve the  extension  of the Warrant  expiry date to
     April 30, 2005 for the Warrants set to expire on February 28, 2005, along with an increase in the exercise price
2.   Press release dated February 17, 2005 - Exhibit 99.1
3.   Press release dated March 1, 2005 - Exhibit 99.2


Item 1. Board of Directors approve the extension of the Warrant expiry date to April 30, 2005 for the Warrants set to expire on February 28, 2005, along with an increase in the exercise price
--------------------------------------------------------------------------------

On February 25, 2005, the Board of Directors by way of written consent directors resolution authorized the Company to extend the expiry date of the warrants issued in the private placement offering closed on February 24, 2004, and the associated finder's fee warrants issued on March 19, 2004 (the "Warrants"), which are set to expire on February 28, 2005, until April 30, 2005, with the Warrant exercise price increasing by US$0.05 per month starting on March 15, 2005, for an exercise price of US$1.75 on March 15, 2005 and US$1.80 on April 15, 2005.


Item 2.  Press release dated February 17, 2005 - Exhibit 99.1
-------------------------------------------------------------

Item 3.  Press release dated March 1, 2005 - Exhibit 99.2
---------------------------------------------------------


                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 SINOVAC BIOTECH LTD.
                                                 --------------------


Date:  March 1, 2005                             By:    /s/ Lily Wang
                                                     ---------------------------
                                                        Lily Wang, CFO and a
                                                        Director